UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant's name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFLARX N.V.

Results of Extraordinary General Meeting of Shareholders

On August 25, 2021, InflaRx N.V. (“InflaRx”) held its Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”). The final results of each of the agenda items submitted to a vote by the shareholders are as follows:

Agenda Item 2.a. Amendment to InflaRx’s articles of association: increase of the authorized share capital

InflaRx shareholders approved the amendment to InflaRx’s articles of association to increase InflaRx’s authorized share capital to an amount of EUR 26,400,000, divided into 110,000,000 ordinary shares and 110,000,000 preferred shares, having a nominal value of EUR 0.12 each.

A copy of the deed of amendment to the articles of association of InflaRx is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Agenda Item 2.b. Amendment to InflaRx’s articles of association: possibility to re-allocate existing authorized share capital

In accordance with the convening notice and agenda and explanatory notes thereto, Agenda Item 2.b. was not voted on by InflaRx shareholders because Agenda Item 2.a. passed by the requisite majority at the Extraordinary General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: August 26, 2021	By:	/s/ Niels Riedemann
Name: Niels Riedemann
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Deed of Amendment to the Articles of Association, dated August 25, 2021.

4